FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

VOTORANTIM CELULOSE e PAPEL S.A.

(Votarantim Pulp and Paper Inc.)
(Translation of registrant's name into English)

Alameda Santos, 1357-8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOTORANTIM CELULOSE e PAPEL S.A.
(Registrant)

Date: April 10, 2002

By: ______________________________
Name: Valdir Roque
Title: Chief Financial Officer

EXHIBIT INDEX

1. Notice calling the annual meeting of shareholders, scheduled to occur on April 24, 2002.

EXHIBIT 1

I, undersigned, José Martins de Paula e Silva, Sworn translator, hereby certify that I translated from Portuguese into English, a document identified as "Convening Notice" with the following tenor:

VOTORANTIM CELULOSE E PAPEL S.A.
PUBLIC CORPORATION
Taxpayer Registration CNPJ-MF 60.643.228/0001-21
NIRE 35.300.022.807

ORIDINARY AND EXTRAORDINARY GENERAL MEETING
CONVENING NOTICE

The shareholders of Votorantim Celulose e Papel S.A. are called to attend an Ordinary and Extraordinary General Meeting, to be held on April 24, 2002 at 10:00 A.M., at the company's corporate seat, located at Alameda Santos, 1357, 6th floor, in the City of São Paulo, State of São Paulo, to deliberate on the following order of the day:

(a) To examine the accounts of the administrators, to analyze, discuss and vote on the Financial Statements referring to the business year ended on December 31, 2001;

(b) Destination of the business year net profits and distribution of dividends; and

(c) Adjustment of Articles 5 and 27 of the Company's Corporate By-laws due to adhesion to Level I of Bovespa's Corporation Governance Practice; adjustment of Articles 6, 8, 17, 29 and 33 of the Company's Corporate By-laws to the amendments entered by Law Nr. 10.303/01 and amendment to Articles 19, 20, 22 and 24 of the Company's Corporate By-laws, referring to the change in the present Board of Directors structure.

The attorneys in fact and representatives of shareholders may take part in the General Meeting if they deposit at the corporate seat, within up to three business days prior to the date the meeting is held, the respective instruments of power of attorney and representation (Art. 27, paragraph 4, of the Corporate By-laws).

At the Company's corporate seat can be found, available to the shareholders, observing Articles 133 and 135 of Law Nr. 6.404/76, copies of the Report of Administration, Financial Statements, opinion of Independent Auditors and opinion of the Statutory Audit Committee referring to the business year ended on December 31, 2001, and of the Proposal of Administration referring to the destination of the business year net profits and amendment to the Corporate By-laws.

São Paulo, April 08, 2002

JOSÉ ROBERTO ERMÍRIO DE MORAES
Vice President Administration Council

NOTHING ELSE. IN WITNESS WHEREOF, DATA UT SUPRA.